UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the Fiscal Year ended December 31, 2007 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the transition period from ______________ to ______________
Commission file number 1-14642

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

ING AMERICAS SAVINGS PLAN AND ESOP

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ING Groep N.V.

Amstelveenseweg 500

1081 KL Amsterdam

The Netherlands

or

P.O. Box 810

1000 AV Amsterdam

The Netherlands

ING AMERICAS SAVINGS PLAN AND ESOP

Consents of Audited Financial Statements and Supplemental Schedule

Contents

			Page
I.	The following financial statements and supplemental schedule for the ING Americas Savings Plan and ESOP are being filed herewith:

	Audited Financial Statements and Supplemental Schedule
	December 31, 2007 and 2006, and the years then ended:

	Report of Independent Registered Public Accounting Firm		1

	Audited Financial Statements:

	Statements of Net Assets Available for Benefits as of:
	December 31, 2007 and 2006		2

	Statements of Changes in Net Assets Available for Benefits for the years ended:
	December 31, 2007 and 2006		3

	Notes to Financial Statements		4

	Supplemental Schedule:
	Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)		13

	Signature Page		14

II.	The following exhibits are being filed herewith:

	Exhibit No.	Description

	1	Consent of Independent Registered Public
		Accounting Firm - Ernst & Young LLP

	99.1	Certification Pursuant to 18 U.S.C. Section 1350
		(Section 906 of the Sarbanes-Oxley Act of 2002)

Report of Independent Registered Public Accounting Firm

Plan Administrator

ING Americas Savings Plan and ESOP

We have audited the accompanying statements of net assets available for benefits of the ING Americas Savings Plan and ESOP as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Atlanta, Georgia

June 26, 2008

ING AMERICAS SAVINGS PLAN AND ESOP

Statements of Net Assets Available for Benefits

As of December 31, 2007 and 2006

	2007	2006
Assets
Investments at fair value:
Mutual funds	$573,936,333	$516,624,319
ING Groep shares	178,826,824	210,047,925
Participant loans	15,183,267	14,638,698
Guaranteed investment contracts	322,034,200	326,261,610
Net assets available for benefits at fair value	1,089,980,624	1,067,572,552
Adjustment from fair value to contract value
for fully-benefit responsive investment contracts	(109,265)	3,809,807
Net assets available for benefits at contract value	$1,089,871,359	$1,071,382,359

The accompanying notes are an integral part of these financial statements.

ING AMERICAS SAVINGS PLAN AND ESOP

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2007 and 2006

	2007	2006
Additions:
Interest and dividends	$52,273,518	$42,328,500
Net (depreciation) appreciation in fair value of investments	(19,977,704)	86,532,038
Contributions - participants	51,758,921	48,358,268
Contributions - employer	34,503,137	32,135,033
Rollover contributions	3,853,777	4,743,659
Other	592,074	-
Total additions	123,003,723	214,097,498
Deductions:
Benefits paid directly to participants	102,504,499	100,691,102
Administrative expenses	837,104	916,748
Deemed distributions	1,173,120	998,323
Total deductions	104,514,723	102,606,173
Net increase	18,489,000	111,491,325
Net assets available for benefits:
Beginning of year	1,071,382,359	959,891,034
End of year	$1,089,871,359	$1,071,382,359

The accompanying notes are an integral part of these financial statements.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

December 31, 2007

1.	Description of the Plan

The following is a general description of the ING Americas Savings Plan and ESOP, hereinafter referred to as the “Plan.” Participants should refer to the Plan documents, including the Summary Plan Description, for a more complete description of the Plan’s provisions, including those described herein.

The Plan is a voluntary defined contribution plan available to all full-time employees, as defined in the Plan document. The Plan is intended to meet the requirements for qualification as both a profit sharing plan and stock bonus plan under the Internal Revenue Code (the “IRC”) Section 401(a) with an employee stock ownership feature under Section 4975(e)(7) of the IRC. The employee stock ownership feature of the Plan is designed to invest primarily in qualifying employer securities that meet the requirements of IRC Sections 4975(e)(8) and 409(l). The Plan also contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is intended to be in full compliance with applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

ING North America Insurance Corporation is the Plan sponsor (“Plan Sponsor”, “ING” or the “Company”) and the ING U.S. Pension Committee is the Plan administrator (“Plan Administrator”). ING National Trust is the trustee of the Plan.

The Plan covers all eligible employees of ING as well as various other related ING participating employers.

Investment Options

At December 31, 2007, the Plan’s assets were invested in the following investment vehicles: Blackrock Equity Index Trust, ING Intermediate Bond Fund - Class I, ING International Value Fund - Class I, ING Large Cap Growth Fund - Class I, ING Leveraged Stock Fund - Class I, ING Market Stock Fund, ING Real Estate Fund - Class I, ING Solution 2015 Portfolio - Initial Class, ING Solution 2025 Portfolio - Initial Class, ING Solution 2035 Portfolio - Initial Class, ING Solution 2045 Portfolio - Initial Class, ING Solution Income Portfolio - Initial Class, ING VP Growth Portfolio - Class I, ING VP Index Plus LargeCap Portfolio - Class I, ING VP Index Plus MidCap Portfolio - Class I, ING VP Index Plus SmallCap Portfolio - Class I, ING VP Small Cap Opportunities Portfolio - Initial Class, Mainstay Large Cap Growth Fund, MFS Institutional International Equity Fund, Nuveen NWQ Small/Mid-Cap Value Fund - Class R, Stable Value Option and Washington Mutual Investors Fund - Class R-5.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

Concentrations of Risk

At December 31, 2007 and 2006, the Plan’s assets were significantly concentrated in ING mutual funds and shares of ING Groep N.V. (the “Groep,” a Netherlands corporation which is the parent of the Plan Sponsor) stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

Eligibility

All employees meeting the qualifying requirements, as specified in the Plan documents, are immediately eligible to participate in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Company’s contribution. Company contributions are based on participant deferrals and eligible earnings. Each participant’s account is also credited with allocations of Plan investment results; all earnings or losses are allocated to each participant’s account as soon as practicable. Participant accounts are reduced by any administrative fee or expenses charged against the account and are allocated in proportion to the participant's account balance. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions, restore accounts previously forfeited, or pay Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account at the time benefit payments are made.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Most participants will vest in the Company’s matching contributions plus actual earnings thereon over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year. Certain specified participants are subject to a five year vesting schedule. Participants are immediately fully vested when any of the following occur: (1) obtaining age 65 while actively employed, (2) dying while actively employed, (3) obtaining eligibility for benefits under ING’s managed long term disability plan, or (4) termination or partial termination of the Plan.

The amount of cumulative forfeited nonvested participant accounts as of December 31, 2007 and 2006, respectively, was $1,351,102 and $434,468.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

Participant Contributions

All participants in the Plan may contribute up to 50% of their pretax annual compensation. Participants may also contribute eligible amounts representing distributions from other qualified plans (“rollovers”). Participant contributions, other than rollovers, are subject to limitations imposed by the IRC.

Employer Contributions

The Company matches participant pre-tax contributions at 100% of each participant’s contributions up to the first 6% of eligible compensation. The Company matching contributions are made in cash and allocated in accordance with each participant’s investment elections.

Dividends

Dividends paid on Groep shares are distributed to participants. Vested participants (except those who are suspended from making contributions to the Plan due to a hardship distribution) could elect to have the dividends remain in the Plan or to receive the dividends in cash. Those participants electing a cash payment are subject to current taxation on the amount received, but are not subject to the 10% penalty tax on early Plan distributions. Participants who were not vested or who were suspended from the Plan due to a hardship distribution were required under the terms of the Plan to receive their Groep shares dividends in cash. Dividends distributed as cash were $759,271 and $684,129 for the years ended December 31, 2007 and 2006, respectively.

Participant Loans

Subject to the provisions of the Plan and applicable law, a participant may borrow against his/her account balance provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the participant’s vested balance or $50,000.

Each loan will bear an interest rate as prescribed by the Plan’s applicable provisions, currently the prime interest rate plus 1%. Loan repayment periods are for a maximum of five years. Principal and interest are repaid ratably through payroll deductions.

Deemed Distribution

The Plan treats participant loans that are in default due to a missed payment, and outstanding loan balances when a terminated participant takes a distribution, as deemed distributions. In accordance with Internal Revenue Service ("IRS") regulations, a participant who repays a loan after a deemed distribution will receive credits pursuant to IRS requirements.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

Benefits

Upon termination of service due to death, disability or retirement, a participant or his/her beneficiary may elect to receive either a lump-sum distribution or periodic payments of the participant’s vested account balance; for any participant balances invested in Groep shares, election may be made to receive that portion of benefits in Groep shares. Additionally, upon resignation or termination, a participant may elect to receive a lump sum distribution of his/her vested account balance. As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC. Participants should refer to the Plan documents for a complete discussion of benefit payment provisions.

Administrative Expenses

The Plan is responsible for paying all Plan expenses unless the Company elects to pay them. Forfeitures were used to pay Plan expenses as permitted by the Plan documents. Administrative expenses, net of forfeitures, were $837,104 and $916,748 for the years ended December 31, 2007 and 2006, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Plan accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2007.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

New Accounting Pronouncement

Fair Value Measurements

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS No. 157”). FAS No. 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS No. 157 does not expand the use of fair value to any new circumstances. Under FAS No. 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS No. 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data. FAS No. 157 will be adopted by the Company on the effective date. The Company is in the process of determining the impact of adopting FAS No. 157 on the Plan.

Investment Valuation and Income Recognition

The Plan provides for investments in Groep shares, guaranteed investment contracts (“GICs”), money market funds and mutual funds. Mutual funds are stated at fair value, which is the quoted market price in an active market on the last day of the Plan year. Investments in Groep shares are based on the quoted market price in an active market of the common shares of the Company on the last day of the Plan year. As discussed in Note 2 above, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans). Generally, contract value is equal to participant deposits minus participant withdrawals plus credited interest. Interest credited is net of expenses.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

Contract value may be subject to adjustments in connection with contractholder directed withdrawals that are subject to a market value adjustment. Under limited circumstances (imposition of an equity wash provision) contract value may be adjusted as a result of a market value adjustment or, in the case of the Stable Value Option, to reflect the current ratio of market value to contract value. The fair value of the Stable Value Option is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Loans to participants are valued at their outstanding balances, which approximate fair value.

Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Reclassification

Certain 2006 balances have been reclassified to conform to the 2007 presentation.

3.	Income Tax Status

The Plan received a determination letter from the IRS dated April 28, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

4.	Investments

The value of individual investments that represent 5% or more of the Plan’s total net assets is as follows as of December 31:

	2007	2006
ING Leveraged Stock Fund - Class I	$122,425,723	$147,990,754
ING Market Stock Fund	56,401,101	62,057,171
Blackrock Equity Index Trust	62,065,945	57,055,818
ING International Value Fund - Class I	72,071,745	63,540,173
ING LargeCap Growth Fund - Class I	*	60,020,636
ING VP Index Plus LargeCap Portfolio - Class I	71,387,427	72,567,437
Stable Value Option	321,924,935	330,071,417
Mainstay Large Cap Growth Fund	115,302,414	*

* Investments not greater than 5%

The net (depreciation) appreciation in fair value of each significant class of investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments, is as follows for the years ended December 31:

		2007	2006
*	Mutual funds	$426,779	$39,850,309
*	ING Groep shares	(20,404,483)	46,681,729
	Net (depreciation) appreciation in fair value	$(19,977,704)	$86,532,038

*	These investments are stated at fair market value which is based on the quoted market price in an active market.

5.	Investments in Insurance Contracts

As of December 31, 2007, the Plan maintained one GIC related investment option, the Stable Value Option. The underlying investment of the Stable Value Option consists of the Separate Account GIC contract ST-14698 issued by ING Life Insurance and Annuity Company (a party-in-interest). The contract owned by the Plan is considered fully benefit-responsive in accordance with FSP AAG INV-1 and AICPA SOP 94-4-1. As of December 31, 2007 and 2006, the contract value of the investments in insurance contracts is approximately $321,924,935 and $330,071,417, respectively.

The earnings of the GIC investment are based on an interest rate applied to each participant’s outstanding balance. The interest rates are analyzed and may be reset by the GIC issuer semi-annually for ST 14698.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

Premature termination in whole or in part of the contract is at the discretion of the Plan Sponsor and generally involves a payment adjusted to its fair value. Contract ST-14698 permits a book value corridor through which a threshold percentage (e.g., 20%) of the contract balance is available at book value in the event of certain employer actions such as spinoffs, divestitures, corporate relocations, layoffs, retirement incentive programs, the creation of a competing investment option, or partial or total plan terminations. Clone contracts are generally available subject to underwriting considerations to be issued to a takeover entity. In addition, the contracts generally provide for book value to be preserved if the withdrawal of funds from the contract is made over a protracted period described in the contract (“book value settlement”).

The ING Life of Georgia GIC Account (GA 127-B) and ING Security Life GIC Account (GA 110-B) expired at December 28, 2006. The assets were reinvested in the Plan’s Stable Value Option on December 28, 2006.

The average yield based on actual earnings for all contracts is as follows for the years ended December 31:

	2007	2006
GA 127-B	-%	5.50%
GA 110-B	-	5.85
ST 14698	4.63	4.46

The crediting interest rate to participants for all contracts is as follows as of December 31:

	2007	2006
GA 127-B	-%	5.50%
GA 110-B	-	5.85
ST 14698	4.93	4.46

The minimum crediting interest rate for all contracts is as follows for the years ended December 31:

	2007	2006
GA 127-B	-%	3.00%
GA 110-B	-	3.00

All contracts have no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

6.	Parties-in-Interest to the Plan

The Plan holds investments in several mutual funds, Groep shares and GICs that are managed by affiliated companies of the Plan Sponsor. These affiliated companies are considered parties-in-interest (as defined in ERISA) to the Plan. At December 31, 2007 and 2006, respectively, funds of $827,755,171 and $944,067,748 were held in such investments and are considered party-in-interest transactions.

Supplemental Schedule

ING AMERICAS SAVINGS PLAN AND ESOP

EIN: 52-1317217	Plan No.: 001

Schedule H, Line 4(i)

Schedule of Assets (Held at End of Year)

At December 31, 2007

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or	Description of	Current
	Similar Party	Investment	Value
	Blackrock Equity Index Trust	Mutual Fund Shares	$62,065,945
*	ING Intermediate Bond Fund - Class I	Mutual Fund Shares	45,193,385
*	ING International Value Fund - Class I	Mutual Fund Shares	72,071,745
*	ING Large Cap Growth Fund - Class I	Mutual Fund Shares	110
*	ING Leveraged Stock Fund	Shares of Company Stock	122,425,723
*	ING Market Stock Fund	Shares of Company Stock	56,401,101
*	ING Real Estate Fund - Class I	Mutual Fund Shares	20,460,108
*	ING Solution 2015 Portfolio - Initial Class	Mutual Fund Shares	6,748,049
*	ING Solution 2025 Portfolio - Initial Class	Mutual Fund Shares	6,243,892
*	ING Solution 2035 Portfolio - Initial Class	Mutual Fund Shares	9,417,623
*	ING Solution 2045 Portfolio - Initial Class	Mutual Fund Shares	11,760,292
*	ING Solution Income Portfolio - Initial Class	Mutual Fund Shares	605,435
*	ING VP Growth Portfolio - Class I	Mutual Fund Shares	110
*	ING VP Index Plus LargeCap Portfolio - Class I	Mutual Fund Shares	71,387,427
*	ING VP Index Plus MidCap Portfolio - Class I	Mutual Fund Shares	41,505,085
*	ING VP Index Plus SmallCap Portfolio - Class I	Mutual Fund Shares	39,231,550
*	ING VP Small Cap Opportunities Portfolio - Initial Class	Mutual Fund Shares	2,378,601
	Mainstay Large Cap Growth Fund	Mutual Fund Shares	115,302,414
	MFS Institutional International Equity Fund	Mutual Fund Shares	39,482,229
	Nuveen NWQ Small/Mid-Cap Value Fund - Class R	Mutual Fund Shares	657,433
*	Participant Loans	**	15,183,267
	Stable Value Option Fund	Guaranteed Investment Contract	321,924,935	***
	Washington Mutual Investors Fund - Class R-5	Mutual Fund Shares	29,424,900
			$1,089,871,359
Note:	Column (d) cost information is omitted for all participant directed investments.

*	Indicates a party-in-interest to the Plan.
**	Each loan will bear an interest rate as prescribed by the Plan's applicable provisions when the loan is issued, currently
	the prime interest rate plus 1%. Current interest rates on Participant Loans range from 5% to 10.50% as of
	December 31, 2007. Loan repayment periods are for a maximum of five years. Current maturity dates on Participant
	Loans range from January 2008 to December 2012 as of December 31, 2007. The repayment periods above the maximum
	of five years are due to grandfathered plans acquired during company acquisitions.
***	Stated at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ING Americas Savings Plan and ESOP
	By:	ING US PENSION COMMITTEE
June 24, 2008		By: /s/	David A. Wheat
Dated		Name:	David A. Wheat
		Title:	Chairman, ING U.S. Pension Committee